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                                                                Exhibit 99(a)(2)


                   [LETTERHEAD OF AUDITS & SURVEYS WORLDWIDE]

For Immediate Release

                   AUDITS & SURVEYS WORLDWIDE AGREES TO MERGE

NEW YORK, JANUARY 19, 1999 -- Audits & Surveys Worldwide, Inc. (ASE:ASW) announced today that it had agreed to merge with United Information Group (UIG) for $3.24 per share, representing a total consideration of $42.5 million. UIG is a wholly-owned subsidiary of United News & Media Plc, an international media and information company headquartered in London, England with revenues in excess of $3.5 billion.

Under the terms of the agreement, a subsidiary of United Information Group will acquire Audits & Surveys Worldwide through a tender offer to commence no later than January 26, 1999. Dr. Solomon Dutka, founder, Chairman of the Board and Chief Executive Officer of Audits & Surveys Worldwide, and Carl Ravitch, Executive Vice President of Audits & Surveys Worldwide, have entered into an agreement with United Information Group to sell their Audits & Surveys Worldwide shares to United Information Acquisition Corp. at the price of $3.24 per share. Dr. Dutka and Mr. Ravitch hold approximately 49% of the common stock of Audits & Surveys Worldwide. The transaction is not conditioned on financing. The tender offer is scheduled to close in February and is subject to required regulatory reviews. As soon as practicable following the completion of the tender offer and after any required approvals by shareholders, United Information Group will cause United Information Acquisition Corp. to merge into Audits & Surveys Worldwide and all remaining common shares will be converted into the right to receive $3.24 per share.

Audits & Surveys Worldwide was founded in 1953 by its current Chairman, and CEO, Dr. Sol Dutka. It has grown to be one of the largest market research companies in the United States, providing corporate clients with solutions to complex domestic and international marketing, strategy and policy problems. Its consumer, retail and business to business services are offered in over 80 countries. Audits & Surveys Worldwide's client list is largely composed of household names such as Coca-Cola, IBM, Visa and Volvo.

UIG, through its UK subsidiary NOP, is one of the world's leading providers of custom research and one of the largest market research and information companies in the UK. In the US, Mediamark Research Inc. (MRI) is the leading syndicated magazine readership agency, offering its rich database to media owners, advertising agencies and advertisers through traditional and electronic publishing. Market Measures, Inc. serves the healthcare industry with a range of research and information products. The group also includes Bruskin/Goldring Research, MIL Motoring Research, and companies serving a variety of markets in North America and Europe.

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The acquisition will make United Information Group one of the world's top 5 custom research organizations with about $240 million dollars of revenues. It also doubles UIG's volume in the US. The United States is the world's largest market for market research services, and, with annual growth rates of about 10 per cent, one of the fastest growing. The move will greatly enhance NOP's ability to sell US market research to its established blue-chip clients while allowing Audits & Surveys Worldwide to increase substantially the international products and services offered to its own US customers. The acquisition will also produce significant integration benefits from sharing new technologies which both have pioneered, restructuring and by eliminating the costs associated with a publicly traded company.

Dr. Sol Dutka will continue as Chairman of the Audits & Surveys Worldwide Board of Directors. Lou Bender, President and COO of MRI, will become President and CEO of Audits & Surveys Worldwide in addition to his present role. H. Arthur Bellows, Jr., current President of Audits & Surveys Worldwide, will serve as a consultant to Audits & Surveys Worldwide upon completion of the transaction.

Dr. Sol Dutka, Chairman and CEO of Audits & Surveys Worldwide, said:

"The combination of Audits & Surveys Worldwide and United Information Group will bring together two highly respected market research companies, each with an impressive list of blue-chip clients who can now be serviced even more effectively on a global basis."

Jim Rose, CEO of United Information Group, said:

"This move will significantly increase United Information Group's presence in the US market and enhance Audits & Surveys Worldwide's capabilities of providing international services to its existing national and multinational clients. We are also delighted to benefit from the knowledge and experience of one of the long-time leaders of the research industry, Sol Dutka, and other managers who have helped build Audits & Surveys' business."

Charles Gregson, Executive Director of United News & Media, said:

"This acquisition is an important step towards United News & Media's goal of creating a leading world-wide market information group."

Audits & Surveys Worldwide is a full-service marketing research firm offering commercial, industrial, technological, financial, legal, institutional, governmental and academic clients a wide variety of syndicated and custom services designed to provide solutions to complex marketing, strategy and policy problems. Services are offered in more than 80 countries.